AMERICAN CRYPTOFED

CONSTITUTION

June 9, 2026

TABLE OF CONTENTS

1.	MISSION
2.	GOVERNING PRINCIPLES
3.	TOKENS
4.	MEMBERS
5.	ASSOCIATION
6.	INTELLECTUAL PROPERTY
7.	WAIVER
8.	COMPLIANCE
9.	GOVERNANCE DECENTRALIZATION
10.	FISCAL POLICY - DUCAT REWARD RATE
11.	MONETARY POLICY - DUCAT INTEREST RATE
12.	INFLATION AND DEFLATION
13.	TARGET EXCHANGE RATE
14.	SHIELD FOR MERCHANTS' EXCHANGE LOSS
15.	OPEN MARKET OPERATION
16.	PROHIBITIONS
17.	MEETING AND NOTICE
18.	PROPOSAL AND VOTING
19.	CODE UPDATE
20.	GOVERNING LAW, VENUE AND JURISDICTION

1. MISSION

The mission of American CryptoFed (hereinafter "CryptoFed") is to create and maintain a monetary system with zero inflation, zero deflation, zero transaction costs and maximum employment. Under no circumstances, shall fiscal policies or monetary policies of CryptoFed be allowed to facilitate inflation or deflation in the currency token of CryptoFed. By mechanism design, all fiscal policies or monetary policies of CryptoFed must perform functions to move inflation or deflation in the currency token of CryptoFed towards zero. Under no circumstances, shall CryptoFed as a monetary system charge any transaction fees in any form. CryptoFed's mission represents the common nonprofit purpose under W.S. 17-22-102(a)(ii) of Wyoming Unincorporated Nonprofit Association Act ("UNA Act") or W.S. 17-32-102(a)(iii)(A) of the Wyoming Decentralized Unincorporated Nonprofit Association Act ("DUNA Act"). The unanimous consent of all members defined by this Constitution is required to make changes to this section.

2. GOVERNING PRINCIPLES

2.1 This American CryptoFed Constitution ("Constitution"), including the smart contracts to execute it, is the governing principles for CryptoFed, effective on June 9, 2026, under W.S. 17-22-102(a)(ii) of the Wyoming UNA Act. This Constitution or its future amendments will be filed with the U.S. Securities and Exchange Commission ("SEC") and published on both CryptoFed's website and its GitHub site.

2.2 When CryptoFed has less than 100 members, CryptoFed operates under W.S. 17-22-102(a)(ii) of the Wyoming UNA Act. When CryptoFed has 100 or more members, CryptoFed automatically operates under W.S. 17-32-102(a)(iii) of DUNA Act and becomes a Wyoming DUNA. Pursuant to W.S. 17-32-114 (b)(iii) of DUNA Act, CryptoFed automatically converts to a Wyoming UNA, if its membership falls below 100 members.

2.3 There are no other governing principles other than this Constitution.

3. TOKENS

To accomplish its mission, CryptoFed will issue two tokens called Locke and Ducat.

3.1 Governance Token - Locke Locke is a governance token, which can be used by holders to participate in governmental affairs of CryptoFed's monetary system under the conditions specified by this Constitution. Locke has a finite number of 10 trillion. Locke can be burned (destroyed), and the burnt amount is not counted towards the finite number. Locke can be issued on multiple blockchains where the Locke on each blockchain is counted towards the finite number. Under no circumstances should the maximum authorized finite number of 10 trillion be changed. Locke token herein can be interchangeably called Locke. The unanimous consent of all members is required to make changes to this sub-section.

3.2 Currency Token- Ducat Ducat is a currency token, which can be used by holders to make any purchase, such as consumption goods and services at participating retail merchants, or pay any debt, such as tax, mortgage, contingent on acceptance. Ducat serves as a medium of exchange (buying and selling goods and services), as a unit of account (a common measure for the price of goods and services), as a store of value (saved and held for future use), and as standards for deferred payment (used to settle debts and transfer value across different time periods), all of which are essential for pricing goods and services, conducting daily transactions, and managing accounting. Ducat has unlimited issuance, the number of which is only constrained by zero inflation and zero deflation as defined in this Constitution. Ducat can be burned (destroyed) and can be issued on multiple blockchains. Operating under the governmental framework provided by Locke, Ducat will not be issued until Locke token's price per unit on Uniswap exceeds $0.10 US dollar ("USD") for a consecutive 12-month period without any interruption. Prior to Ducat issuance, for the purposes of prevention of abuses and fraud, a set of rules, including but not limited to rules for limitation, restriction, returning and refunding, etc., will be proposed and confirmed at a member meeting with a necessary quorum. Ducat token herein can be interchangeably called Ducat.

3.3 The functions of Locke and Ducat are defined by the US patent application No. 19/336,873 or such patent application revised or granted thereafter ("Patent") entitled Methods for Endogenous Decentralized Monetary Systems. The Patent is entirely incorporated herein by reference to the same extent as if the Patent were specifically included in this Constitution, and will be implemented to the extent not inconsistent with this Constitution. If there are any inconsistent provisions between different versions of the Patent, the latest version will prevail. If there are inconsistent provisions between the Patent and this Constitution, this Constitution will prevail. Any implementation which is different from the Patent requires, at a member meeting with a necessary quorum, seventy percent (70%) valid votes of merchant members and seventy percent (70%) valid votes of non-merchant members.

3.4 CryptoFed has adopted the token definition below, which was published by Hester Peirce, Commissioner of the U.S. Securities and Exchange Commission ("SEC") in her Token Safe Harbor Proposal 2.0 dated April 13, 2021: A Token is a digital representation of value or rights,

1 https://www.sec.gov/news/public-statement/peirce-statement-token-safe-harbor-proposal-2.0

(i) that has a transaction history that: (A) is recorded on a distributed ledger, blockchain, or other digital data structure; (B) has transactions confirmed through an independently verifiable process; and (C) cannot be modified;

(ii) that is capable of being transferred between persons without an intermediary party; and

(iii) that does not represent a financial interest in a company, partnership, or fund, including an ownership or debt interest, revenue share, entitlement to any interest or dividend payment.

4. MEMBERS

4.1 CryptoFed's members can be a natural person or a legal entity. Token holders are not automatically members, nor are they necessarily deemed to be.

4.2 Scott Moeller and Xiaomeng Zhou (hereafter, "Founding Members") are the founding members of CryptoFed by signing this Constitution and establishing CryptoFed on June 9, 2026 under W.S. 17-22-102(a)(ii) of UNA Act. One calendar day after the establishment of CryptoFed, by mutual consent under W.S. 17-22-102 (a) (i) of UNA Act or W.S. 17-32- 102(a)(viii) of DUNA Act, a signatory of this Constitution invited by the Founding Members, will automatically become a CryptoFed member.

4.3 The holders of Ducat tokens are not CryptoFed members and do not have membership interest under W.S. 17-32-102(a)(viii) and (ix). The holders of Locke tokens are not CryptoFed members and do not have membership interest under W.S. 17-32-102(a)(viii) and (ix), until Locke token's price per unit on Uniswap exceeds $0.10 USD for a consecutive 12-month period without any interruption. Thereafter, a holder of Locke tokens will automatically become a CryptoFed member.

4.4 CryptoFed's merchant members are different from non-merchant members, although both must hold Locke tokens. A merchant member must also be a retail merchant selling consumption goods and services. Consumption goods and services mean goods and services which are immediately and directly serviceable in the satisfaction of an individual consumer's wants. In other words, those goods and services which may be transformable into directly serviceable goods and services only at some point in the future, in the satisfaction of an individual consumer's wants, are not consumption goods and services.

4.5 Until Locke token's price per unit on Uniswap exceeds $0.10 USD for a consecutive 12-month period without any interruption, CryptoFed will only accept the U.S. retail merchants as members which are members of the Merchant Advisory Group ("MAG") with headquarters in the US.

4.6 A payment gateway is defined in the description of the Patent [0023]. All participating payment gateways must comply with this Constitution. If a payment gateway is selected by a MAG merchant to process Ducat, the payment gateway will also be able to process Ducat for these merchants which have consecutively been the payment gateway's customers for 180 days. Thus, these merchants which accept Ducat, will automatically become CryptoFed's merchant members, if they also hold Locke tokens. In addition, CryptoFed will also accept merchants as CryptoFed merchant members under the rules which will be proposed and confirmed from time to time at member meetings with a necessary quorum.

4.7 A merchant member of CryptoFed can be suspended, dismissed or expelled at a member meeting with a necessary quorum, with or without reasons. Suspension, dismissal and expulsion shall not affect the Locke and Ducat tokens the member already possesses, although the merchant is no longer allowed to participate in Ducat acceptance and activities of voting and proposing. A set of rules will be proposed and confirmed at a member meeting with a necessary quorum.

5. ASSOCIATION

5.1 Under no circumstances, shall Locke tokens be issued if CryptoFed's members are less than 100.

5.2 Under no circumstances, shall any individuals, entities, natural persons or legal persons claim ownership of CryptoFed. Under no circumstances, shall CryptoFed be merged with any entities. Locke tokens represent citizenship, not ownership.

5.3 Under no circumstances, shall CryptoFed have shareholders, a board of directors, officers, managers, employees, any hierarchy or any form of executive branch.

5.4 Neither members nor token holders of CryptoFed shall have any fiduciary duty to CryptoFed, any token holders or any member. CryptoFed shall not have any fiduciary duty to any token holder or any member.

5.5 CryptoFed may have managers under W.S. 17-22-102(a)(i) of UNA Act or administrators under W.S. 17-32-102 of DUNA Act. The Founding Members do not have any obligation to be the administrator of CryptoFed to fulfill administrative tasks. However, the Founding Members may voluntarily serve as the administrator at their own discretion, with or without notice, at any time, until ten (10) or more U.S. merchant members of CryptoFed with total $100 billion USD of combined annual sales, vote to select the first administrator. The Founding Members can abandon administrative tasks at their own discretion, with or without reasons, with or without notice, at any time.

5.6 Within one (1) year after Locke token's price per unit on Uniswap exceeds $0.10 USD for a consecutive 12-month period without any interruption, or, within one (1) year after CryptoFed has ten (10) or more U.S. merchant members with total $100 billion USD of combined annual sales, whichever is earlier, the administrative tasks must be divided among multiple administrators to ensure ongoing and further decentralization. At least ten (10) independent administrators shall be elected to perform administrative tasks as defined in this sub-section: i) one administrator for CryptoFed website management, ii) one administrator for CryptoFed GitHub site, iii) one administrator for IRS tax return filing, iv) one administrator for SEC filing, v) one administrator for filings with federal agencies other than IRS and SEC, vi) one administrator for regulatory filings in Wyoming, vii) one administrator for regulatory filing in states other than Wyoming, viii) one administrator as general counsel for legal matters, including litigation, ix) one administrator for organizing member meetings and maintaining voting results on CryptoFed GitHub site, and x) one administrator for matters which are not enumerated in this sub-section. An administrator can serve only one term of three (3) years. Under no circumstances, shall an administrator serve more than one term for the same administrative task, although the administrator can still serve as an administrator for other administrative tasks. A pool of candidates of eligible administrators will be proposed and confirmed from time to time at member meetings with a necessary quorum. In the pool, for each existing administrator, at least two eligible candidates shall be confirmed with line of succession. Transition will automatically start two months before the end of an administrator's term or resignation. A two-month resignation notice by an administrator is required.

5.7 Administrative tasks may be reduced or terminated at member meetings with a necessary quorum when federal and state regulators, such as SEC, IRS, etc., increasingly acquire capacity to interact with CryptoFed on-chain, because most administrative tasks of CryptoFed are generated by regulatory requirements which are centralized by nature.

5.8 Administrators can be paid by either Locke or Ducat tokens, the amount of which can be proposed and decided, from time to time, at member meetings with a necessary quorum.

5.9 Under no circumstances, can any member or administrator represent CryptoFed without proper authorization which can be confirmed via CryptoFed website, CryptoFed GitHub site or documents filed with federal and state governments. CryptoFed or its member or its administrator is not responsible for any remark, publication, action or inaction of any other administrator or other member.

5.10 After the fifth (5th) anniversary of the first trading of Locke token on Uniswap, if Locke token's price per unit on Uniswap has not exceeded $0.10 USD for a consecutive 12-month period without any interruption, or, if CryptoFed has not had ten (10) or more U.S. merchant members with total $100 billion USD of combined annual sales, the Founding Members can dissolve CryptoFed at their discretion, with or without notice.

6. INTELLECTUAL PROPERTY

CryptoFed does not own, but can use at its own discretion, free of charge, all existing and future intellectual properties, including issued patents, patent applications, copyrights, trademarks, logos, etc., held by MShift Inc ("MShift"), a Wyoming corporation. Under no circumstances shall MShift license its intellectual property to individuals or entities other than CryptoFed. CryptoFed may use source code provided by MShift. The source code is openly published through GitHub solely for transparency and auditing purposes, but any use of the source code by any individual or entity other than CryptoFed is strictly prohibited. MShift provides its intellectual property and source code at its own discretion, without any obligations. MShift may dissolve itself at its own discretion anytime, with or without reasons, with or without notice.

7. WAIVER

In return for being allowed to voluntarily participate in CryptoFed's monetary system and related activities ("CryptoFed Participation"), all members of CryptoFed by being signatories of this Constitution, and all token holders by holding either Locke or Ducat tokens, understand that CryptoFed Participation involves high risks, including but not limited to, serious damage and loss. All members and holders of Ducat and Locke tokens agree to accept all risks of CryptoFed Participation, with full knowledge of the risks involved, and to the fullest extent permitted by law, automatically and voluntarily waive all their rights whatsoever. All members and holders of Ducat and Locke tokens by their CryptoFed Participation agree not to sue, CryptoFed, MShift, or MShift's advisors, contributors, shareholders, officers, directors, employees, sub-contractors, sponsors, agents, affiliates, all recipients of initial allocations, etc. ("CryptoFed Initial Development Team, aka CryptoFed IDT"), releasing all past, present, and future claims, arising as a result of their CryptoFed Participation. CryptoFed IDT is not responsible for any damages arising out of CryptoFed Participation, even if those damages are caused by CryptoFed IDT's ordinary negligence or otherwise. All members and holders of Ducat and Locke tokens agree to indemnify and hold harmless CryptoFed and CryptoFed IDT for all claims arising out of their CryptoFed Participation. All members and holders of Ducat and Locke tokens understand that this Constitution is intended to be as broad and inclusive as permitted by law, and agree that if any portion of this Constitution is invalid, the remainder will continue in full legal force and effect. All members and holders of Ducat and Locke tokens also acknowledge that CryptoFed has not arranged and does not carry any insurance of any kind for their benefit and understand that this Constitution is a contract which eliminates any liability of CryptoFed and CryptoFed IDT. This waiver also applies to all CryptoFed administrators to the extent permitted by law.

8. COMPLIANCE

8.1 Locke and Ducat tokens will not be issued until CryptoFed reasonably believes that the issuance complies with the United States federal and state laws and regulations, including but not limited to securities laws and regulations. Any individual or entity acquiring Locke tokens via the decentralized Uniswap is solely responsible for ensuring compliance with the laws and regulations of their respective jurisdictions.

8.2 Even though CryptoFed does not believe that Locke tokens are securities, CryptoFed will seek to register Locke tokens with the SEC, in order to reduce regulatory uncertainties. Until CryptoFed completes its registration of Locke tokens with the SEC, no Locke tokens will be issued. In addition, prior to the issuance, CryptoFed will make reasonable efforts to obtain legal clarity from the Wyoming Secretary of State's Office and from the Wyoming Banking Commissioner's Office.

8.3 Even though CryptoFed does not believe that Ducat tokens are securities, CryptoFed will seek to register Ducat tokens with the SEC, in order to reduce regulatory uncertainties. Until CryptoFed completes its registration with the SEC, no Ducat tokens will be issued. In addition, prior to issuance, CryptoFed will make reasonable efforts to obtain legal clarity from the Wyoming Secretary of State and from the Wyoming Banking Commissioner.

8.4 CryptoFed confers benefits on general consumers (e.g. Ducat token holders), retail merchants, Locke token holders, and CryptoFed's members in conformity with the common nonprofit purpose defined by CryptoFed's mission. All these benefits are permitted by W.S. 17-32-104 (a) through (c) of Wyoming DUNA Act entitled "Profits; Prohibitions on Distributions and Dividends; Compensation and Other Permitted Payments."

9. GOVERNANCE DECENTRALIZATION

9.1 Initial Locke Allocation Plan Out of the total maximum authorized finite number of 10 trillion Locke tokens, 25% will be reserved for further distribution (2.5 trillion Locke tokens), 20% for the US retail merchants (2 trillion Locke tokens), 5% for individuals and entities other than merchants (0.5 trillion Locke tokens), and 50% (5 trillion Locke tokens) for the purpose of Open Market Operation defined elsewhere herein. All allocated Locke tokens will not be minted until they are actually distributed. All initial allocations of Locke tokens are free of charge. The Founding Members have the right and discretion to decide the methodologies, blockchains, timing and recipients of all initial allocations. The initial allocation will continue until Locke token's price per unit on Uniswap exceeds $0.10 USD for a consecutive 12-month period without any interruption. All recipients of initial allocations ("Recipients") will be solely responsible and liable for any taxes (income, capital gains, gift, etc.) that arise from or are associated with those initial allocations.

The unanimous consent of all members defined by this Constitution is required to make changes to this sub-section.

9.2 The 25% Locke tokens reserved for further distribution means that the two Founding Members will be able to distribute these tokens at their own discretion.

9.3 The US retail merchant, for the purpose of initial allocations of Locke tokens, means the MAG's merchant members which have headquarters in the United States or the MAG itself.

9.4 CryptoFed must distribute its Locke governance tokens to a mass of recipients on a large scale, free of charge, to achieve its end of decentralization. Thus, by simply receiving Locke governance tokens from CryptoFed, free of charge, these Recipients enable CryptoFed to move closer towards a decentralized entity. These Recipients as Locke token holders will be able to cast votes and make proposals pursuant to this Constitution.

9.5 Any exchange of value between Recipients and CryptoFed is prohibited except for Recipients' receiving Locke tokens free of charge, at their own discretion, on their own behalf, for their own benefit.

9.6 To sell Locke tokens, Recipients of initial allocations themselves must comply with the SEC Rule 144 (17 CFR 230.144) and file SEC Forms 144, 3, 4 and 5 as required, although CryptoFed does not believe that Locke tokens are securities.

9.7 By receiving Locke tokens, free of charge, Recipients of initial allocations hereby authorize CryptoFed to file necessary documents with SEC as needed, at CryptoFed's own discretion, including but not limited to the SEC's Forms 144, 3, 4 or 5.

9.8 Recipients of initial allocations must be Wyoming persons (natural person or legal entity).

9.9 Recipients of initial allocations may need to provide minimum information to satisfy the requirements of the Financial Crimes Enforcement Network (FinCEN) of the U. S. Treasury Department for the purposes of Know Your Customer and Anti-Money Laundering. Recipients' information will be kept confidential. However, names of Recipients of the initial allocations may appear in disclosure filings required by regulatory authorities, when CryptoFed is subject to legal and regulatory obligations to disclose the information.

10. FISCAL POLICY - DUCAT REWARD RATE

10.1 CryptoFed pays rewards in Ducat to consumers, merchants, and payment gateways when consumers make purchases of consumption goods and services at retail merchants. CryptoFed also pays a sign-up bonus in Ducat to consumers who are first time Ducat users. These rewards are new money creation of Ducat (an addition to existing total stock of Ducat tokens in an economy) which originates from and is triggered by consumers' purchases of consumption goods and services. The delivery of these rewards is a one-way process from CryptoFed to consumers, merchants and payment gateways. The rewards can be adjusted for the purposes of controlling new money supply, therefore, inflation (oversupply) and deflation (undersupply). The adjustment of the rewards described in the Patent is implemented, to the extent not inconsistent with this Constitution.

10.2 CryptoFed is not responsible for moving existing Ducat from a consumer to a retail merchant. Moving Ducat from one holder to another is a payment process, the transaction fees of which are offset by the rewards paid to payment gateways. CryptoFed pays the rewards to payment gateways through merchants to achieve zero net transaction fees for participating merchants. For this purpose, CryptoFed will automatically pay merchants the lesser of 3% or 150 Ducat per transaction via smart contracts. Merchants will negotiate contracts independently with their gateway providers and keep the remainder if they can find less expensive payment gateways. Before the 30th anniversary of the first Ducat issuance, the unanimous consent of all members defined by this Constitution is required to make changes to this sub-section.

10.3 Although CryptoFed will automatically pay merchants the lesser of 3% or 150 Ducat per transaction via smart contracts, to reduce the burden of the system, the total payment amount to each merchant will be aggregated and be delivered once per day at 11:59 PM, Wyoming time (MST).

10.4 If a crypto exchange or a custodian or a payment gateway does not pass through the full amount of rewards or sign-up bonus issued by CryptoFed to eligible Ducat token holders, they must obtain written permission in advance from these Ducat token holders.

11. MONETARY POLICY - DUCAT INTEREST RATE

11.1 CryptoFed pays interest in Ducat to holders of the Ducat token without any borrowing and lending relationship between CryptoFed and the holders of Ducat tokens. CryptoFed is strictly prohibited from, in any form, taking any Ducat deposit, taking Ducat into custody, and taking Ducat for staking. To this extent, CryptoFed's interest payment is fundamentally different from interest paid by a borrower to a lender or paid by a bank to a depositor. CryptoFed's interest payment is also different from staking rewards, because staking never occurs. CryptoFed's interest payment is simply a one-way delivery process from CryptoFed to Ducat holders. Therefore, the interest payments are not rights or entitlements of Ducat holders. The interest payment is created simply because the interest rate can be adjusted to encourage or discourage consumptions and savings, for the purpose of controlling new money supply of the Ducat token, therefore, inflation (oversupply) and deflation (undersupply). CryptoFed, as a monetary system, must have an interest rate as a tool of monetary policy to operate effectively for inflation and deflation control. The adjustment of the interest rate described in the Patent will be implemented, to the extent not inconsistent with this Constitution.

11.2 The computation of interest payment amount for each day shall apply the current interest rate to a 90-day smooth average of daily Ducat holding which shall be calculated based on the record at 11:59 PM each day, Wyoming time (MST). To reduce the burden of the system, the total interest payment shall be delivered once per month at 11:59 PM on the 15th of each month, Wyoming time (MST).

11.3 If a crypto exchange or a custodian or a payment gateway does not pass through the full amount of interest payments to Ducat token holders, they must obtain permission in advance from these Ducat token holders.

12. INFLATION AND DEFLATION

Ducat inflation (money oversupply) or deflation (money undersupply) is measured by the percentage change of prices in Ducat of a set of consumption goods and services in a given time period. This set of consumption goods and services in a given time period is always the same set of consumption goods and services used by Personal Consumption Expenditures Price Index ("PCE") published by the U.S. Bureau of Economic Analysis (BEA) in the same time period.

The methods to control Ducat inflation and deflation described in the Patent will be implemented, to the extent not inconsistent with this Constitution.

13. TARGET EXCHANGE RATE

13.1 To the extent that Ducat is a currency token for daily use in consumers' purchases of consumption goods and services at retail merchants, and will be circulated from one holder to another, Ducat is similar to USD. To the extent that Ducat is not pegged to USD, Ducat is not a stablecoin defined by the Guiding and Establishing National Innovation for U.S. Stablecoins (GENIUS) Act, Section 2 (22). The exchange rate between USD and Ducat is always floating and is subject to market forces. Because USD inflation rate measured by a set of goods and services is published by the BEA on a monthly basis, and because CryptoFed aims to maintain zero inflation and zero deflation in Ducat measured by the same set of goods and services, the difference in the inflation rate of the two currencies at any given time period, should be reflected by the exchange rate between the two currencies in theory, ceteris paribus. This theoretical exchange rate between Ducat and USD on any given day is the Target Exchange Rate.

13.2 The Target Exchange Rate can be obtained through calculation under the ceteris paribus condition, in accordance with the desired zero inflation / deflation rate of Ducat, and the USD inflation rate published by the BEA. In addition, because the desired Ducat inflation / deflation rate is zero and the actual USD inflation rate is not, the Ducat's Target Exchange Rate against USD, in theory, must appreciate on a daily basis accordingly. The mathematical formula for obtaining the Target Exchange Rate is as follows:

* Let t >= 0 be the time measured in days and m be the corresponding integer months since initial Ducat Deployment, where t = 0 corresponds to the start of month m = 1. Then Ducat will target an exponential appreciation against USD according to the deterministic function every day (t) from the time of Ducat deployment (t = 0):

1 Ducat = 1 USD * e^(SUM[m=1 to infinity] r_m(t))

Such that:

r_m(t) =

r_m * t / SUM[i=1 to m] tau_i, if SUM[i=1 to m-1] tau_i < t <= SUM[i=1 to m] tau_i

r_m, if t > SUM[i=1 to m] tau_i

0, otherwise

r_m := ln(PCE_hat_m / PCE_hat_(m-1))

tau_i := number of days in month i

PCE_hat_0 := PCE_0

Here, PCE_hat_m is an estimate of the Personal Consumption Expenditures Price Index by the end of month m. The estimate PCE_hat_m is determined by an exponential least-squares fit to a subset of the historical PCE data released by the BEA in previous months {m - 1, m - 2, ... }.

13.3 In practice, the ceteris paribus condition used for obtaining the Target Exchange Rate can never be met in an ever-changing world. At any given time, on crypto markets, Ducat's value against USD can be higher or lower than the Target Exchange Rate. At any given time, if the Ducat market value against USD on crypto exchanges is lower than the Target Exchange Rate, Ducat will have oversupply, e.g. Ducat inflation. At any given time, if the Ducat market value against USD on crypto exchanges is higher than the Target Exchange Rate, Ducat will have undersupply, e.g. Ducat deflation. An upper bound of 2% and a lower bound of 2% from the Target Exchange Rate can be considered normal deviation.

14. SHIELD FOR MERCHANTS' EXCHANGE LOSS

Merchants may have exchange rate gain or loss against the Target Exchange Rate at any given time. Ducat's value against USD may experience freefall during an unexpected economic shock. For the purposes of stabilizing retail prices in Ducat for consumers daily, Ducat is paid to merchants to protect merchants from suffering any exchange loss caused by their conversion from Ducat to USD. To reduce the burden of the system, CryptoFed's smart contracts will automatically aggregate all exchange losses caused by a merchant's conversion from Ducat to USD, and the total payment amount to each merchant will be delivered once per day at 11:59 PM, Wyoming time (MST). This protection is necessary in order that merchants are not forced to increase their retail prices of goods and services in Ducat, simply because of the Ducat's depreciation against USD on crypto markets. This method of protection can be described as the Shield for Merchants' Exchange Loss.

15. OPEN MARKET OPERATION

15.1 When Ducat's appreciation against USD surpasses 2% of the Target Exchange Rate, CryptoFed will automatically sell Ducat in exchange for USD stablecoins through open crypto markets to deter the Ducat's appreciation so that consumers do not have to use significantly greater USD than the amount calculated by the Target Exchange Rate to buy the same Ducat. The USD stablecoins received from CryptoFed's sales of Ducat must be used to buy back Locke from open crypto markets. The Locke bought back will be burned (destroyed) immediately. As a result, Locke on crypto markets will likely maintain and increase its price over time. Then, Locke can be issued to buy back Ducat when Ducat's depreciation against USD surpasses 2% of the Target Exchange Rate. The Ducat bought back will also be burned (destroyed) immediately. This process of buying and selling Ducat to maintain the Target Exchange Rate is called Open Market Operation.

15.2 Once the deviation of Ducat price against USD on crypto markets is beyond the 2% range of Target Exchange Rate, Open Market Operation is triggered. The operation of selling Ducat in exchange for USD-pegged stablecoins on the 30th day and the 31st day of December of each year, Wyoming time (MST), shall not be implemented, even if Ducat's appreciation against USD surpasses 2% of the Target Exchange Rate. The Open Market Operation may also stop during a Ducat freefall crisis, which means that Ducat's value against USD on crypto markets declines 5% or more over a 24-hour period. To cure a Ducat freefall, the most effective method will be the predetermined emergency mode which sets the combined adjustments of CryptoFed's interest rate (monetary policy) and rewards (fiscal policy), in conjunction with the Shield for Merchants' Exchange Loss. The emergency mode will directly and immediately increase the fundamental incentives for merchants and consumers to hold and own more Ducat tokens. The methods to overcome Ducat freefall crisis described in the Patent will be implemented, to the extent not inconsistent with this Constitution.

16. PROHIBITIONS

16.1 From the perspectives of Generally Accepted Accounting Principles (GAAP), CryptoFed shall always have zero assets, zero revenues, zero costs and zero liabilities, and shall be strictly prohibited from, i) engaging in any activities which may generate revenue, profits, assets, costs and liabilities, ii) paying dividends or distributing any part of its income or profits or assets to its members or administrators or persons outside CryptoFed, iii) holding real and personal property, iv) taking any deposits, including Ducat deposits, v) opening a bank account, and vi) being a legatee, devisee or beneficiary of a trust or contract.

16.2 All Locke and Ducat tokens bought back by CryptoFed through the processes of Open Market Operation must be burned (destroyed) immediately. CryptoFed is strictly prohibited from holding Locke and Ducat tokens, although CryptoFed has capacity to issue new Locke and Ducat tokens in accordance with this Constitution to individuals and entities other than CryptoFed. CryptoFed's capacity to issue Locke and Ducat tokens does not mean that CryptoFed owns these tokens. Once a Locke or Ducat token is issued and exists, the Locke or Ducat token shall belong to recipients, and not CryptoFed.

16.3 Under no circumstances, shall fiscal policy or monetary policy of CryptoFed be allowed to raise funds in any form. USD-pegged stablecoins obtained through the processes of Open Market Operation are the sole category of tokens which CryptoFed is permitted to hold. These USD-pegged stablecoins must be used, via smart contracts, to buy back Locke tokens which in turn must be burned (destroyed) immediately. To this extent, these USD-pegged stablecoins have a sole destination of destruction. Thus, from the perspective of GAAP, these USD-pegged stablecoins cannot be recognized as revenues or incomes or profits or assets. Furthermore, CryptoFed must sell all its USD-pegged stablecoins to ensure that the balance of USD-pegged stablecoins held by CryptoFed's smart contracts is always zero at 11:59 PM, the 31st day of December each year, Wyoming time (MST).

16.4 CryptoFed shall not engage in any activities, unless these activities are explicitly described in either this Constitution or the Patent.

17. MEETING AND NOTICE

Before Locke token's price per unit on Uniswap exceeds $0.10 USD for a consecutive 12-month period, or, before CryptoFed has ten (10) or more U.S. merchant members with total $100 billion USD of combined annual sales, whichever is earlier, no member meeting is required. However, CryptoFed may call a member meeting at its own discretion. After Locke token's price per unit on Uniswap exceeds $0.10 USD for a consecutive 12-month period without any interruption, or, after CryptoFed has ten (10) or more U.S. merchant members with total $100 billion USD of combined annual sales, whichever is earlier, member meetings will be held at least once per year. The meeting date and place will be published on CryptoFed's website and GitHub site at least 90 days prior to the meeting. Notwithstanding the forgoing or any other provision of this Constitution, five (5) or more independent MAG merchants which are Locke token holders, independent of their voting power, can always call a member meeting with a 30-day notice. Members shall be responsible for their own travel expenses. Any virtual / remote participation will not be permitted until an on-chain voting system has been implemented.

18. PROPOSAL AND VOTING

18.1 Only members have voting powers. A member's voting power is based on the sum of total Locke tokens which a member has right to receive, plus those a member owns. For example, if a member has right to receive 100 Locke tokens and already owns 50 Locke tokens, the voting power of the member is 150 Locke tokens. The computation of voting powers is a daily average member voting power of 180 days up to 90 days prior to 12:01 AM of the voting date of the member meeting, Wyoming time (MST).

18.2 Proxy voting, including but not limited to crypto exchanges or custodians, is strictly prohibited.

18.3 Before CryptoFed has ten (10) or more U.S. merchant members with total $100 billion USD of combined annual sales, notwithstanding any other provision of this Constitution, all members by signing this Constitution or by possessing Locke tokens, have delegated their votes to the Founding Members.

18.4 An on-chain voting system will not be implemented until after Locke token's price per unit on Uniswap exceeds $0.10 USD for a consecutive 12-month period without any interruption. Within three (3) years after Locke token's price per unit on Uniswap exceeds $0.10 USD for a consecutive 12-month period, a system for submitting on-chain proposals shall be implemented. Thereafter, a constitutional proposal for on-chain voting shall be voted at least once a year until it is passed.

18.5 Proposals can always be submitted to CryptoFed's GitHub site by any Locke holders and shall be published automatically without changes. Proposals shall include the total budget in Ducats, which CryptoFed will advance to proponents upon approval. At the next incoming member meeting, proposals will be voted on in descending order of the total number of member votes (merchant member votes plus non-merchant votes) which their proponents have obtained in advance. The deadline for proponents to publish these numbers of member votes on GitHub is 72 hours prior to 12:01 AM of the voting date of the member meeting, Wyoming time (MST).

18.6 The method to verify membership and their voting powers for a member meeting will be proposed and decided from time to time at member meetings with a necessary quorum. Notwithstanding any other provision of this Constitution, all members by signing this Constitution or by possessing Locke tokens have delegated to the Founding Members to decide the method for the first meeting at their discretion. The Founding Members will publish a proposed method on CryptoFed's website and GitHub site at least 90 days prior to the first meeting for feedback and will publish the final method on CryptoFed's website and GitHub site 30 days prior to the first meeting. The Founding Members will retain the same discretion until the method is decided at a member meeting with a necessary quorum.

18.7 After CryptoFed has ten (10) or more U.S. merchant members with total $100 billion USD of combined annual sales, the following bicameral voting process for a proposal will be implemented, so that merchant members will have a decisive influence on the future of CryptoFed, because at that time in the future, non-merchant members only have limited veto powers regarding proposals passed by a majority of merchant members:

i. The quorum for valid votes of merchant members is 51% of the total voting powers of all merchant members; the quorum for valid votes of non-merchant members is 51% of the total voting powers of all non-merchant members. A merchant member meeting is legally and procedurally valid if a quorum of merchant members is present, even if a quorum of non-merchant members is not present. A non-merchant member meeting is legally and procedurally valid if a quorum of non-merchant members is present, even if a quorum of merchant members is not present.

ii. Fifty one percent (51%) of total valid votes of merchant members at a member meeting with a necessary quorum, equivalent to twenty six percent (26%) of the total voting powers of all merchant members, are required to pass non-constitutional proposals, but sixty percent (60%) non-merchant members at a member meeting with a necessary quorum, equivalent to thirty one (31%) of the total voting powers of all non-merchant members can veto the proposals passed by merchant members. If a quorum of non-merchant members is not present, their voting can be held at the next meeting where a quorum is achieved.

iii. Except for these sections of this Constitution which requires unanimous consent or specific majority, eighty percent (80%) of total valid votes of CryptoFed's merchant members at a member meeting with a necessary quorum, equivalent to forty one percent (41%) of the total voting powers of all CryptoFed's merchant members, are required to pass constitutional proposals, but sixty percent (60%) non-merchant members at a member meeting with a necessary quorum, equivalent to thirty one percentage (31%) of the total voting powers of all non-merchant members, can veto the constitutional proposals passed by merchant members. If a quorum of non-merchant members is not present, their voting can be held at the next meeting where a quorum is achieved.

19. CODE UPDATE

19.1 Proponents whose proposals have been approved at a member meeting with a necessary quorum, shall be responsible for, within the approved budget, completing the code programming in accordance with the proposal, obtaining code examination and code certification from three independent MAG merchants which are Locke holders, and initiating a code update process.

19.2 Private keys of smart contracts on CryptoFed Blockchains will be managed by a multi-signature mechanism. Once their proposals are approved, proponents initiate a code update, which is then broadcast to the CryptoFed Blockchains network. Each authorized keyholder uses their private key to create a cryptographic signature. Once the required number of signatures which is a subset of all authorized keyholders, is collected, the update is verified by the network and added to the blockchain. The total number of authorized keyholders shall be large enough to enhance security and a certain number of the authorized keyholders must be rotated periodically. The concrete operation of the multi-signature will be proposed and decided from time to time at member meetings with a necessary quorum. Rewards in Locke tokens will be delivered from CryptoFed to each wallet participating in each verification, the amount of which will be proposed and decided from time to time at member meetings with a necessary quorum.

19.3 The multi-signature system may include factors of threshold, signer weight, different authority, sequence, nonce, etc. The Founding Members have their discretion to select the initial multi-signature system. However, Locke tokens will not be launched until the Founding Members file the selected multi-signature system with the SEC. Improvement for the initial multi-signature system will be proposed and confirmed from time to time at member meetings with a necessary quorum, and thereafter will be filed with the SEC.

20. GOVERNING LAW, VENUE AND JURISDICTION

20.1 For purposes of venue under W.S. 17-22-112 or W.S 17-32-113, CryptoFed will appoint an agent to receive service of process under W.S. 17-22-110 or W.S. 17- 32-110 which must reside in Cheyenne, Wyoming. The agent shall file the statement of appointment with the Wyoming Secretary of State. The first agent will be appointed by the Founding Members on behalf of CryptoFed, and thereafter an agent will be proposed and confirmed from time to time at member meetings with a necessary quorum.

20.2 All members by signing this Constitution and all token holders by holding Locke and Ducat tokens, agree that CryptoFed has been formed in the State of Wyoming, and that this Constitution will be governed and interpreted according to the laws of the State of Wyoming, notwithstanding any conflicts of law principles. If any of these provisions of this Constitution is determined to be unenforceable, that part will be deemed severable and will not affect the enforceability of any other provisions of this Constitution. In addition, all members and all token holders of Locke and Ducat agree to submit to the exclusive jurisdiction of the appropriate state or federal court in Cheyenne, Wyoming.

SIGNATURES OF FOUNDING MEMBERS

Date:	June 9, 2026	By:	/s/ Scott Moeller
		Name:	Scott Moeller as an individual

Date:	June 9, 2026	By:	/s/ Xiaomeng Zhou
		Name:	Xiaomeng Zhou as an individual